CNH EQUIPMENT TRUST 2005-B

EXHIBIT 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of New Holland Credit Company LLC, on behalf of the CNH Equipment Trust 2005-B:

We have examined management’s assertion that New Holland Credit Company, LLC (the “Company”) has complied as of and for the period from inception (September 1, 2005) to December 31, 2005 with its established minimum servicing standards described in the accompanying Management’s Assertion Concerning Compliance, dated March 17, 2006.  Management is responsible for the Company’s compliance with those minimum servicing standards.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board and accordingly, included examining, on a test basis, evidence about the Company’s compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with its minimum servicing standards.

In our opinion, management’s assertion that the Company complied with the aforementioned minimum servicing standards as of and for the period from inception (September 1, 2005) to December 31, 2005, is fairly stated in all material respects based on the criteria set forth in Appendix I.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

March 17, 2006